[Goodwin Procter Letterhead]

August 28, 2015

BY EDGAR AND OVERNIGHT MAIL

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             American Farmland Company

Registration Statement on Form S-11

Filed June 26, 2015

File No. 333-205260

Dear Mr. Kluck:

This letter is submitted on behalf of American Farmland Company (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 13, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (File No. 333-205260) filed with the Commission on June 26, 2015 (the “Registration Statement”).  The Company is concurrently publicly filing Amendment No.1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.  We have enclosed with this letter a marked copy of Amendment No. 1, which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.                                      We note your response to prior comment 5 and revised disclosure on pages 161-62 and 171. Please confirm that in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, you will break-out the amounts of Mr. Gimbel’s and Ms. Sichel’s compensation that Optima reimburses to you, and the amount of Mr. Lewis’s compensation that you reimburse to Optima.

Response to Comment No. 1

The Company respectfully advises the Staff that in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, we will break-out the amounts of Mr. Gimbel’s and Ms. Sichel’s compensation that Optima reimburses to us, and the amount of Mr. Lewis’s compensation that we reimburse to Optima.

Distribution Policy, page 61

2.                                      We note your response to prior comment 2. Please update your prospectus to indicate, consistent with your response, your intention to make distributions at a rate that is supportable by cash flow generated from your current portfolio.

Response to Comment No. 2

The Company respectfully notes the Staff’s comment and refers the Staff to the disclosure on page 64 under “Distribution Policy” that describe the Company’s intentions to make distributions at a rate that is supported by its earnings.

Capitalization, page 64

3.                                      Please amend your prospectus to disclose total capitalization as previously provided, as your amended disclosure gives the appearance that cash and cash equivalents is a component of your capitalization.

Response to Comment No. 3

The Company respectfully notes the Staff’s comment and has revised the disclosure on page 65 to disclose total capitalization.

[Remainder of this page left intentionally blank]

The Company respectfully believes that the proposed modifications to Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1526.

Sincerely,

/s/ John T. Haggerty

John T. Haggerty

cc:	Thomas S. T. Gimbel
Geoffrey M. Lewis
American Farmland Company
Paul D. Tropp
Freshfields Bruckhaus Deringer US LLP